Exhibit 99.1

For Immediate Release

NOVADAQ Appointed Exclusive Worldwide Distributor

of LifeNet Health’s DermACELL Tissue Products

TORONTO, ONTARIO – December 9, 2014 – Novadaq® Technologies Inc. (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures and LifeNet Health®, a world leader in allograft bio-implants and cellular therapies, today jointly announced the signing of a multi-year agreement pursuant to which, NOVADAQ was appointed exclusive worldwide distributor of LifeNet Health’s DermACELL® tissue products for wound and breast reconstruction surgery.

DermACELL is a technologically advanced Acellular Dermal Matrix (ADM) that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. These allograft bio-implants are processed utilizing MATRACELL® and PRESERVON®, two of LifeNet Health’s patented and proprietary technologies. MATRACELL renders these implants acellular, without compromising the biomechanical or biochemical properties while PRESERVON allows them to be stored at room temperature and ready to use out of the packaging.

Dr. Arun Menawat, President and CEO of NOVADAQ, commented, “There is a proven, clinical and call point synergy between the use of tissue matrices and the ability to assess the quality of tissue perfusion. Accordingly, we believe that NOVADAQ’s SPY® fluorescence imaging technology, which enables the visual assessment of blood flow and tissue perfusion, complements LifeNet Health’s DermACELL product and as such, together provide a comprehensive solution for clinicians managing these complex conditions.”

“Globally, there is a growing critical need for soft tissue allograft bio-implants,” said LifeNet Health’s CEO, Rony Thomas. “We’re proud to pair our state-of-the-art products with NOVADAQ’s gold-standard perfusion assessment and wound imaging technology. We believe it will lead to improved outcomes for reconstructive and chronic wound patients, as well as reduce costs to the healthcare system.”

The Agreement has an initial 10-year term and, subject to certain conditions and NOVADAQ fulfilling certain sales performance metrics, will automatically renew for successive five-year periods.

About LifeNet Health

LifeNet Health helps save lives, restore health, and give hope to thousands of people each year. LifeNet Health is the world’s most trusted provider of transplant solutions, from organ procurement to new innovations in bio-implant technologies and cellular therapies – a leader in the field of regenerative medicine, while always honoring the donors and healthcare professionals that allow the healing process. For more information about LifeNet Health, go to www.LifeNetHealth.org.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 110 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA™ is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com

Doug Wilson

Executive Vice President

1-757-609-4468

doug_wilson@lifenethealth.org